June 17, 2013

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Ladies and Gentlemen:
We have read Item 4.01 of Form 8-K dated June 17, 2013, of Thermon Group Holdings, Inc. and are in agreement with the statements contained in the second sentence of paragraph 1 and paragraphs 2, 3, 4 and 5 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young LLP